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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                   SCHEDULE TO

            Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934
                              (Amendment No. ____)

                   Insurance Management Solutions Group, Inc.
                   ------------------------------------------
                       (Name of Subject Company (issuer))

               Insurance Management Solutions Group, Inc. (Issuer)
               ---------------------------------------------------
            (Names of Filing Persons (identifying status as offeror,
                            issuer or other person))

                     Common Stock, $.01 par value per share
                     --------------------------------------
                         (Title of Class of Securities)

                                   458045101
                                   ----------
                      (CUSIP Number of Class of Securities)

                                 David M. Howard
                 Chairman, President and Chief Executive Officer
                   Insurance Management Solutions Group, Inc.
                               360 Central Avenue
                          St. Petersburg, Florida 33701
                                 (727) 803-2040
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  (Name, Address, and Telephone Numbers of Person Authorized to Receive Notices
                and Communications on Behalf of filing persons)

                                    Copy to:

                              Todd B. Pfister, Esq.
                                 Foley & Lardner
                                  One IBM Plaza
                        330 N. Wabash Avenue, Suite 3300
                          Chicago, Illinois 60611-3608

                            CALCULATION OF FILING FEE

================================================================================
         Transaction Valuation*                     Amount of Filing Fee
================================================================================

================================================================================

*Set forth the amount on which the filing fee is calculated and state how it was determined.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

                  Amount Previously Paid:______________________________
                  Form or Registration No.:____________________________
                  Filing Party:________________________________________
                  Date Filed:__________________________________________

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
               [ ]  third-party tender offer subject to Rule 14d-1.
               [ ]  issuer tender offer subject to Rule 13e-4.
               [ ]  going-private transaction subject to Rule 13e-3.
               [ ]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]


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     The Issuer's Quarterly Report on Form 10-Q for the three months ended June
30, 2002, as filed with the Securities and Exchange Commission on August 19, 2002, sets forth certain disclosures regarding an intended self-tender offer and is incorporated herein by reference.

     In addition, on August 19, 2002, the Issuer issued the following press release:


INSURANCE MANAGEMENT SOLUTIONS GROUP INC (INMG.OB) Reports Intent to Enter Into Self-Tender Offer and Go Private.

                  ST. PETERSBURG, Fla.-- August 19, 2002--Insurance Management Solutions Group, Inc. (OTC: INMB.OB) (the "Company"), a provider of business process outsourcing solutions serving insurance companies and financial institutions, announced in a public filing made with the Securities and Exchange Commission late last week that it intends to commence shortly a cash tender offer for all presently outstanding publicly-held shares of its common stock, $0.01 per share ("Common Stock"), at a price of $3.08 per share, net to the seller in cash. The offer will be conditioned upon at least a majority of the shares of Common Stock not held by the BIG Group (as hereinafter defined) being tendered and other closing conditions typical for this type of transaction.

                  The offer is to be made as part of an Agreement and Plan of Merger, dated August 15, 2002 (the "BIG Agreement"), by and among the Company, Bankers Insurance Group, Inc. ("BIG"), Bankers Insurance Company ("BIC"), Bankers Security Insurance Company ("BSIC") and Bankers Management Corporation ("Acquisition Corp."). BIC and BSIC are wholly-owned subsidiaries of BIG. Acquisition Corp. is a Florida corporation wholly owned by BIC and BSIC and formed solely for purposes of consummating the Merger (as hereinafter defined). As of the date hereof, the members or the BIG Group collectively own approximately 68.0% of the outstanding shares of Common Stock. Pursuant to the BIG Agreement, each member of the BIG Group has agreed not to tender the shares of Common Stock owned by it in the tender offer to be made by the Company. Also pursuant to the BIG Agreement, the Company will loan BIG up to $7.0 million under a revolving line of credit, secured by the insurance flood book owned by a subsidiary of BIG. As of the date hereof, the principal amount outstanding under the line of credit is $6.1 million. All amounts due under the line of credit will be due July 31, 2003; interest is payable monthly on amounts outstanding thereunder at an annual rate equal to 10.75%. The loan proceeds are to be used by BIG exclusively (i) to pay off a $5,000,000 loan and other indebtedness outstanding from BIG to AMS Staff Leasing and (ii) for other working capital needs of BIG, as determined from time to time by BIG.

                  Pursuant to the BIG Agreement, if the tender offer is consummated, Acquisition Corp. will be merged with and into the Company (the "Merger"). When the Merger is consummated, any shares of Common Stock not tendered in the tender offer would be cashed out at the same $3.08 per share price as offered in the tender offer, subject to any appraisal rights shareholders may have under Florida law.

                  The Company has 12,276,063 shares of Common Stock outstanding. The members of the BIG Group currently own 8,349,884 shares of Common Stock, representing approximately 68.0% of the outstanding shares of Common Stock. The funding of the transaction is expected to come from cash currently held by the Company.

                  A Special Committee comprised of independent directors reviewed and recommended approval of the tender offer by the full Board of Directors, which approved the BIG Agreement, the tender offer and the Merger. The Special Committee's recommendation and the Board's approval are based on a number of factors, including the opinion of Houlihan Lokey Howard & Zukin Financial Advisors, Inc., the financial advisor to the Special Committee, that the $3.08 per share consideration is fair from a financial point of view to the Company's shareholders (other than the members of the BIG Group).


                                       2


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                  THE TENDER OFFER WILL COMMENCE SHORTLY AND WILL BE MADE ONLY
BY AN OFFER TO PURCHASE AND OTHER OFFERING DOCUMENTS, COPIES OF WHICH WILL BE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION AND MAILED TO COMPANY SHAREHOLDERS. INVESTORS AND SHAREHOLDERS ARE STRONGLY ADVISED TO READ THE TENDER OFFER STATEMENTS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. INVESTORS AND SECURITY HOLDERS MAY OBTAIN A FREE COPY OF THESE STATEMENTS (WHEN AVAILABLE) AND OTHER DOCUMENTS FILED BY THE COMPANY AT THE SEC'S WEB SITE AT HTTP://WWW.SEC.GOV. THE TENDER OFFER STATEMENT AND RELATED MATERIALS MAY BE OBTAINED FOR FREE BY DIRECTING SUCH REQUESTS TO THE INFORMATION AGENT TO BE DESIGNATED FOR THE TENDER OFFER.

                  Insurance Management Solutions Group, Inc.
(http:\\www.outsourceimsg.com), including its subsidiaries, is a provider of business process outsourcing solutions serving insurance companies and financial institutions nationwide. The Company offers an array of policy and claims administration services as well as financial and statistical reporting, information technology support services and training and marketing support.

                                      # # #

                  Certain statements contained in this press release, including statements regarding the proposed tender offer and merger described herein, and the other statements contained herein regarding matters that are not historical facts, are "forward-looking" statements (as such term is defined in the Private Securities Litigation Reform Act of 1995). Words such as "expects," "intends," variations of these words and similar expressions are intended to identify forward-looking statements. Because such statements are subject to risks and uncertainties, actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements include, but are not limited to, uncertainties regarding economic conditions and the market as those affect both the Company and BIG, other uncertainties regarding BIG (including its subsidiaries), its business and financial condition, and those risks and uncertainties discussed in filings made from time to time by the Company with the Securities Exchange Commission.

                  This press release is neither an offer to purchase nor a solicitation of an offer to sell shares of the Company. At the time the tender offer is commenced, the Company will file a Tender Offer Statement on Schedule TO with the Securities and Exchange Commission. The Tender Offer Statement (including an offer to purchase, a related letter of transmittal and other offer documents) will contain important information that should be read carefully before any decision is made with respect to the offer.

                  The offer to purchase, the related letter of transmittal and certain other documents will be sent to all shareholders of the Company, at no expense to them. The Tender Offer statement (including the offer to purchase, the related letter of transmittal and all other offer documents filed with the
SEC) will also be available at no charge at the Securities and Exchange Commission's website at http://www.sec.gov.